Exhibit 12.1
COMPUTATION OF EARNINGS TO FIXED CHARGES
(dollars in thousands)

	Nine Months Ended September 30,		Year Ended December 31,
	2005	2004	2004	2003	2002	2001	2000
Fixed charges — interest expensed	$1,466,953	$732,966	$1,079,291	$946,239	$1,110,449	$1,818,486	$2,358,998

Earnings
Income before assessments	$290,724	$62,286	$88,757	$153,821	$(68,432)	$159,390	$175,149
Fixed charges	1,466,953	732,966	1,079,291	946,239	1,110,449	1,818,486	2,358,998

Total earnings	$1,757,677	$795,252	$1,168,048	$1,100,060	$1,042,017	$1,977,876	$2,534,147

Ratio of earnings to fixed charges	1.20	1.08	1.08	1.16	0.94	1.09	1.07